Exhibit 99.1

Sunlands Technology Group Announces Unaudited

First Quarter 2023 Financial Results

Q1 net revenues decreased by 7.6% year-over-year

Q1 gross billings (non-GAAP) decreased by 11.7% year-over-year

Q1 net income reached RMB180.1 million

BEIJING, May 25, 2023 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial and Operational Snapshots

•	Net revenues were RMB566.9 million (US$82.5 million), representing a 7.6% decrease year-over-year.

•	Gross billings (non-GAAP) were RMB345.1 million (US$50.2 million), representing a 11.7% decrease year-over-year.

•	Gross profit was RMB498.7 million (US$72.6 million), representing a 3.5% decrease year-over-year.

•	Net income was RMB180.1 million (US$26.2 million), as compared to RMB179.4 million in the first quarter of 2022.

•	Net income margin, defined as net income as a percentage of net revenues, increased to 31.8% from 29.3% in the first quarter of 2022.

•	New student enrollments[1] were 143,179, representing a 22.2% increase year-over-year.

•	As of March 31, 2023, the Company’s deferred revenue balance was RMB1,513.9 million (US$220.4 million).

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses. (In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.)

“As we reflect on the first quarter of 2023, we have witnessed a steadfast and consistent performance amid a challenging operating environment. Our first quarter net revenues remained steady, reaching RMB566.9 million, exceeding the high end of our guidance range. Our net income also experienced a slight year-over-year increase, reaching RMB180.1 million, marking the eighth consecutive quarter of sustained profitability for our company and setting a remarkable net income margin of 31.8%. We remain optimistic about our future prospects based on this encouraging start to the year,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

“Meanwhile, we have maintained a sharp focus on diversifying our course content, elevating the quality of our offerings, and optimizing student acquisition processes. These concerted efforts have yielded remarkable results, as evidenced by a substantial year-over-year increase of 22.2% in new student enrollments. Moving forward, we are committed to maintaining this positive trajectory and continuing our success employing our cost-saving and efficiency-enhancing business strategies to support long-term, sustainable growth,” concluded Mr. Liu.

Mr. Hangyu Li, Financial Controller of Sunlands, commented, “Throughout the quarter, we executed a range of strategic initiatives aimed at cultivating a highly efficient and streamlined organization. By reasonably managing our expenses, we successfully achieved a 7.3% year-over-year reduction in operating expenses. This focused approach to cost optimization has brought positive outcomes, as evidenced by the growth in our net income from RMB179.4 million in the first quarter of 2022 to RMB180.1 million in the current quarter. ”

“Looking ahead, we maintain a positive outlook on our long-term growth prospects. We will continue to expand our portfolio of online course offerings, optimize our cost structure, and deliver exceptional services to our students. These strategic measures will enable us to capture the emerging opportunities and consolidate our leadership position in the industry,” concluded Mr. Li.

Financial Results for the first quarter of 2023

Net Revenues

In the first quarter of 2023, net revenues decreased by 7.6% to RMB566.9 million (US$82.5 million) from RMB613.3 million in the first quarter of 2022. The decrease was mainly driven by the decline in gross billings over the recent quarters.

Cost of Revenues

Cost of revenues decreased by 29.5% to RMB68.2 million (US$9.9 million) in the first quarter of 2023 from RMB96.7 million in the first quarter of 2022. The decrease was primarily due to declined compensation expenses related to headcount reduction of our cost of revenues personnel, including teachers and mentors.

Gross Profit

Gross profit decreased by 3.5% to RMB498.7 million (US$72.6 million) in the first quarter of 2023 from RMB516.6 million in the first quarter of 2022.

Operating Expenses

In the first quarter of 2023, operating expenses were RMB320.7 million (US$46.7 million), representing a 7.3% decrease from RMB345.8 million in the first quarter of 2022.

Sales and marketing expenses decreased by 8.0% to RMB271.4 million (US$39.5 million) in the first quarter of 2023 from RMB295.0 million in the first quarter of 2022. The decrease was mainly due to declined compensation expenses related to headcount reduction of our sales and marketing personnel.

General and administrative expenses increased by 3.1% to RMB39.6 million (US$5.8 million) in the first quarter of 2023 from RMB38.5 million in the first quarter of 2022.

Product development expenses decreased by 21.7% to RMB9.7 million (US$1.4 million) in the first quarter of 2023 from RMB12.4 million in the first quarter of 2022. The decrease was mainly due to declined compensation expenses related to headcount reduction of our product development personnel.

Other Income

Other income was RMB8.8 million (US$1.3 million) in the first quarter of 2023, as compared to RMB9.6 million in the first quarter of 2022.

Net Income

Net income for the first quarter of 2023 was RMB180.1 million (US$26.2 million), as compared to RMB179.4 million in the first quarter of 2022.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB26.00 (US$3.79) in the first quarter of 2023.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of March 31, 2023, the Company had RMB721.8 million (US$105.1 million) of cash, cash equivalents and restricted cash and RMB87.7 million (US$12.8 million) of short-term investments, as compared to RMB757.4 million of cash, cash equivalents and restricted cash and RMB70.5 million of short-term investments as of December 31, 2022.

Deferred Revenue

As of March 31, 2023, the Company had a deferred revenue balance of RMB1,513.9 million (US$220.4 million), as compared to RMB1,690.9 million as of December 31, 2022.

Capital Expenditures

Capital expenditures were incurred primarily in connection with information technology (“IT”) infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB3.8 million (US$0.5 million) in the first quarter of 2023, as compared to RMB0.9 million in the first quarter of 2022.

Outlook

For the second quarter of 2023, Sunlands currently expects net revenues to be between RMB480 million to RMB500 million, which would represent a decrease of 9.9% to 13.5% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8676 to US$1.00, the effective noon buying rate for March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2023, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:00 AM U.S. Eastern Time, (7:00 PM Beijing/Hong Kong time) on May 25, 2023, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register.vevent.com/register/BI5970759641cd4787b2c465f949f47220

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, including various interest courses, to help students prepare for professional certification exams and attain professional skills. Students can access the Company's services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expense, non-GAAP income from operations and Non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net income exclude share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	753,642	718,265	104,587
Restricted cash	3,762	3,574	520
Short-term investments	70,542	87,666	12,765
Prepaid expenses and other current assets	98,272	106,173	15,460
Deferred costs, current	42,886	30,183	4,395
Total current assets	969,104	945,861	137,727
Non-current assets
Property and equipment, net	813,783	806,564	117,445
Intangible assets, net	1,509	1,184	172
Right-of-use assets	274,643	275,736	40,150
Deferred costs, non-current	78,839	76,793	11,182
Long-term investments	73,513	62,558	9,109
Deferred tax assets	26,799	21,919	3,192
Other non-current assets	37,880	34,971	5,092
Total non-current assets	1,306,966	1,279,725	186,342
TOTAL ASSETS	2,276,070	2,225,586	324,069

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB191,172 and RMB193,699 as of
December 31, 2022 and March 31, 2023, respectively)	436,339	392,510	57,152
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB374,208 and RMB356,198 as of December 31, 2022 and March 31, 2023, respectively)	986,086	811,735	118,198
Lease liabilities, current portion (including lease liabilities, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of RMB17,065 and RMB28,671 as of December 31, 2022 and March 31, 2023, respectively)	17,065	29,038	4,228
Long-term debt, current portion	38,654	38,654	5,628
Total current liabilities	1,478,144	1,271,937	185,206

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB251,080 and RMB236,434 as of December 31, 2022 and March 31, 2023,
respectively)	704,860	702,161	102,243
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB316,844 and RMB305,283 as of December 31, 2022 and March 31, 2023,
respectively)	316,844	308,485	44,919
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,122 and RMB1,023 as of December 31, 2022 and March 31, 2023, respectively)	5,984	5,169	753
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,063 and RMB1,063 as of December 31, 2022 and March 31, 2023, respectively)	6,770	6,770	986
Long-term debt, non-current portion	143,319	133,655	19,462
Total non-current liabilities	1,177,777	1,156,240	168,363
TOTAL LIABILITIES	2,655,921	2,428,177	353,569

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 2,982,516 and 3,131,807 shares issued as of December 31, 2022 and March 31, 2023, respectively; 2,618,698 and 2,767,989 shares
outstanding as of December 31, 2022 and March 31, 2023, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2022 and March 31, 2023, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,481,353 and 3,332,062 shares issued and outstanding
as of December 31, 2022 and March 31, 2023, respectively)	1	1	-
Treasury stock	-	-	-
Accumulated deficit	(2,812,114)	(2,632,008)	(383,250)
Additional paid-in capital	2,309,740	2,309,740	336,324
Accumulated other comprehensive income	127,885	125,558	18,283
Total Sunlands Technology Group shareholders’ deficit	(374,487)	(196,708)	(28,643)
Non-controlling interest	(5,364)	(5,883)	(857)
TOTAL SHAREHOLDERS’ DEFICIT	(379,851)	(202,591)	(29,500)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	2,276,070	2,225,586	324,069

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
Net revenues	613,314	566,876	82,544
Cost of revenues	(96,720)	(68,155)	(9,924)
Gross profit	516,594	498,721	72,620

Operating expenses
Sales and marketing expenses	(294,997)	(271,414)	(39,521)
Product development expenses	(12,355)	(9,680)	(1,410)
General and administrative expenses	(38,460)	(39,640)	(5,772)
Total operating expenses	(345,812)	(320,734)	(46,703)
Income from operations	170,782	177,987	25,917
Interest income	3,166	6,561	955
Interest expense	(2,725)	(2,124)	(309)
Other income, net	9,592	8,798	1,281
Impairment loss on long-term investments	(500)	-	-
Income before income tax expenses and loss from equity method investments	180,315	191,222	27,844
Income tax expenses	(691)	(7,731)	(1,126)
Loss from equity method investments	(213)	(3,384)	(493)
Net income	179,411	180,107	26,225

Less: Net (loss)/income attributable to non-controlling interest	(1,227)	1	-
Net income attributable to Sunlands Technology Group	180,638	180,106	26,225
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	27.16	26.00	3.79
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,650,244	6,926,440	6,926,440

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands)

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
Net income	179,411	180,107	26,225
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(2,619)	(2,327)	(339)
Total comprehensive income	176,792	177,780	25,886
Less: comprehensive (loss)/income attributable to non-controlling
interest	(1,227)	1	-
Comprehensive income attributable to Sunlands Technology
Group	178,019	177,779	25,886

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB
Net revenues	613,314	566,876
Less: other revenues	(26,907)	(41,847)
Add: tax and surcharges	27,212	17,995
Add: ending deferred revenue	2,170,948	1,513,896
Add: ending refund liability	197,494	112,188
Less: beginning deferred revenue	(2,348,179)	(1,690,946)
Less: beginning refund liability	(243,236)	(133,066)
Gross billings (non-GAAP)	390,646	345,096

Net income	179,411	180,107
Add: income tax expenses	691	7,731
depreciation and amortization	9,887	7,590
interest expense	2,725	2,124
Less: interest income	(3,166)	(6,561)
EBITDA (non-GAAP)	189,548	190,991

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB
Cost of revenues	(96,720)	(68,155)
Less: Share-based compensation expenses in cost of revenues	(33)	-
Non-GAAP cost of revenues	(96,687)	(68,155)

Sales and marketing expenses	(294,997)	(271,414)
Less: Share-based compensation expenses in sales and marketing expenses	(78)	-
Non-GAAP sales and marketing expenses	(294,919)	(271,414)

General and administrative expenses	(38,460)	(39,640)
Less: Share-based compensation expenses in general and administrative expenses	(257)	-
Non-GAAP general and administrative expenses	(38,203)	(39,640)

Operating costs and expense	(442,532)	(388,889)
Less: Share-based compensation expenses	(368)	-
Non-GAAP operating costs and expense	(442,164)	(388,889)

Income from operations	170,782	177,987
Less: Share-based compensation expenses	(368)	-
Non-GAAP income from operations	171,150	177,987

Net income attributable to Sunlands Technology Group	180,638	180,106
Less: Share-based compensation expenses	(368)	-
Non-GAAP net income attributable to Sunlands Technology Group	181,006	180,106

Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	27.16	26.00
Non-GAAP net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	27.22	26.00

Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,650,244	6,926,440
Weighted average shares used in calculating Non-GAAP net income per ordinary share:
Basic and diluted	6,650,244	6,926,440